

September 9, 2009

Mr. William Siskovic
Vice President, Secretary-Treasurer
Everflow Eastern Partners, L.P.
585 West Main Street
P.O. Box 629
Canfield, OH 44406

> **Re: Everflow Eastern Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 0-19279**

Dear Mr. Siskovic:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 1 – Organization and Summary of Significant Accounting Policies</u>

<u>H – Asset Retirement Obligations, page F-12</u>

1.   We note that you have recognized significant "Revisions in estimated cash flows" in determining your 2008 asset retirement obligations. Please tell us and disclose the nature of this adjustment. Include sufficient detail to support both the timing and amount of the revision. As part of you response, indicate why you believe the revision represents a change in estimate.

<u>Note 7 – Related Party Transactions, Page F-18</u>

2.   You disclosure states that the Company's Officers, Directors and "certain employees" have participated as working interest owners in certain wells and the Company has loaned the funds necessary for certain employees to participate in the drilling and development of such wells. For loans outstanding as of December 31, 2008 please provide a schedule showing the name and title of the person to whom the loan was made, the date the loan was initially made and the date of any subsequent extensions or modifications.

3.   Expand your disclosure regarding the employee receivables to describe all material terms of the receivables, including, but not limited to:

- The initial loan term, if any;

- Any extension provisions;

- Any collateral;

- Employee repayment obligations in the event of a dry-hole or otherwise insufficient production; and,

- Any loan forgiveness provisions.

Also, disclose any amounts forgiven for all periods presented.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant